Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of  Activate Permanent Capital Corp.  on Form S-1 of our report dated April 26, 2021, except for Note 2, Note 4 and Note 6 as to which the date is July 9, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Activate Permanent Capital Corp. as of March 22, 2021 and for the period from March 16, 2021 (inception) through  March 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

July 9, 2021